Atento S.A.
Société Anonyme

Annual accounts and Independent auditor's report for the financial year ended December 31, 2020.

1, Rue Hildegard von Bingen
L-1282 Luxembourg
RCS Luxembourg: B 185761
Subscribed capital : EUR 33,978.85

Table of contents

Building a better
working world

Ernst & Young
Société anonyme

35E, Avenue John F. Kennedy
L-1855 Luxembourg

Tel: +352 42 124 1

www.ey.com/en_lu

B.P. 780
L-2017 Luxembourg

R.C.S. Luxembourg B 47 771
TVA LU 16063074

Independent auditor's report

To the Shareholders of
Atento S.A.
1, rue Hildegard von Bingen
L-1282 Luxembourg

Opinion

We have audited the financial statements of Atento S.A. (the "Company"), which comprise the balance sheet as at 31 December 2020, and the profit and loss account for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Company as at 31 December 2020 and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the financial statements.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (the "Law of 23 July 2016") and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier" ("CSSF"). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the "Responsibilities of the "réviseur d'entreprises agréé" for the audit of the financial statements" section of our report. We are also independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of the Board of Directors and of those charged with governance for the financial statements

The Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the financial statements, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

EY
Building a better working world

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the "réviseur d'entreprises agréé" for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of "réviseur d'entreprises agréé" that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
- Conclude on the appropriateness of Board of Directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of "réviseur d'entreprises agréé" to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of report of "réviseur d'entreprises agréé". However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Building a better working world

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Ernst & Young
Société anonyme
Cabinet de révision agréé

Alban Aubrée

Luxembourg, 21 April 2021

Annual Accounts Helpdesk :

Tel. : (+352) 247 88 494
Email :
centralebilans@statec.etat.lu

RCSL Nr. : B185761	Matricule : 20142205670

BALANCE SHEET

Financial year from 01 01/01/2020 **to** 02 31/12/2020 *(in* 03 EUR*)*

Atento S.A.
1 Rue Hildegard von Bingen
L-1282 Luxembourg

ASSETS

		Reference(s)		Current year		Previous year
A. Subscribed capital unpaid	1101		101		102	
I. Subscribed capital not called	1103		103		104	
II. Subscribed capital called but unpaid	1105		105		106	
B. Formation expenses	1107		107		108	
C. Fixed assets	1109		109	495,744,107.59	110	495,744,107.59
I. Intangible assets	1111		111		112	
1. Costs of development	1113		113		114	
2. Concessions, patents, licences, trade marks and similar rights and assets, if they were	1115		115		116	
a) acquired for valuable consideration and need not be shown under C.I.3	1117		117		118	
b) created by the undertaking itself	1119		119		120	
3. Goodwill, to the extent that it was acquired for valuable consideration	1121		121		122	
4. Payments on account and intangible assets under development	1123		123		124	
II. Tangible assets	1125		125		126	
1. Land and buildings	1127		127		128	
2. Plant and machinery	1129		129		130	

RCSL Nr. : B185761		Matricule : 20142205670			
	Reference(s)		Current year		Previous year
3. Other fixtures and fittings, tools and equipment	1131	131		132	
4. Payments on account and tangible assets in the course of construction	1133	133		134	
III. Financial assets	1135 2.2.2,3	135	495,744,107.59	136	495,744,107.59
1. Shares in affiliated undertakings	1137 3.1	137	495,744,107.59	138	495,744,107.59
2. Loans to affiliated undertakings	1139	139		140	
3. Participating interests	1141	141		142	
4. Loans to undertakings with which the undertaking is linked by virtue of participating interests	1143	143		144	
5. Investments held as fixed assets	1145	145		146	
6. Other loans	1147	147		148	
D. Current assets	1151	151	22,084,272.11	152	20,479,317.82
I. Stocks	1153	153		154	
1. Raw materials and consumables	1155	155		156	
2. Work in progress	1157	157		158	
3. Finished goods and goods for resale	1159	159		160	
4. Payments on account	1161	161		162	
II. Debtors	1163 2.2.3,4	163	10,149,205.54	164	6,197,144.13
1. Trade debtors	1165	165		166	
a) becoming due and payable within one year	1167	167		168	
b) becoming due and payable after more than one year	1169	169		170	
2. Amounts owed by affiliated undertakings	1171 4.1	171	8,552,143.62	172	5,346,628.47
a) becoming due and payable within one year	1173 4.1.1	173	8,552,143.62	174	5,346,628.47
b) becoming due and payable after more than one year	1175	175		176	
3. Amounts owed by undertakings with which the undertaking is linked by virtue of participating interests	1177	177		178	
a) becoming due and payable within one year	1179	179		180	
b) becoming due and payable after more than one year	1181	181		182	
4. Other debtors	1183 4.2	183	1,597,061.92	184	850,515.66
a) becoming due and payable within one year	1185 4.2.1	185	1,597,061.92	186	850,515.66
b) becoming due and payable after more than one year	1187	187		188	

RCSL Nr. : B185761				Matricule : 20142205670	
		Reference(s)		Current year		Previous year

		Reference(s)		Current year		Previous year
III. Investments	1189	5	189	10,696,169.17	190	14,181,210.75
1. Shares in affiliated undertakings	1191		191		192	
2. Own shares	1209	2.2.7,5.1	209	10,696,169.17	210	14,181,210.75
3. Other investments	1195		195		196	
IV. Cash at bank and in hand	1197		197	1,238,897.40	198	100,962.94
E. Prepayments	1199	2.2.5	199	0.00	200	13,426.62
TOTAL (ASSETS)			201	517,828,379.70	202	516,236,852.03

RCSL Nr. : B185761	Matricule : 20142205670

CAPITAL, RESERVES AND LIABILITIES

		Reference(s)		Current year		Previous year
A. Capital and reserves	1301	6	301	497,095,249.40	302	498,464,155.93
I. Subscribed capital	1303	6.1	303	33,978.85	304	33,978.85
II. Share premium account	1305	6.2	305	479,873,384.42	306	476,388,342.84
III. Revaluation reserve	1307		307		308	
IV. Reserves	1309		309	10,699,567.06	310	14,184,541.17
1. Legal reserve	1311	6.3	311	3,397.89	312	3,330.42
2. Reserve for own shares	1313	2.2.7,6.4	313	10,696,169.17	314	14,181,210.75
3. Reserves provided for by the articles of association	1315		315		316	
4. Other reserves, including the fair value reserve	1429		429		430	
a) other available reserves	1431		431		432	
b) other non available reserves	1433		433		434	
V. Profit or loss brought forward	1319		319	7,857,225.60	320	6,785,977.55
VI. Profit or loss for the financial year	1321		321	-1,368,906.53	322	1,071,315.52
VII. Interim dividends	1323		323		324	
VIII. Capital investment subsidies	1325		325		326	
B. Provisions	1331		331		332	
1. Provisions for pensions and similar obligations	1333		333		334	
2. Provisions for taxation	1335		335		336	
3. Other provisions	1337		337		338	
C. Creditors	1435	2.2.6,7	435	20,733,130.30	436	17,772,696.10
1. Debenture loans	1437		437		438	
a) Convertible loans	1439		439		440	
i) becoming due and payable within one year	1441		441		442	
ii) becoming due and payable after more than one year	1443		443		444	
b) Non convertible loans	1445		445		446	
i) becoming due and payable within one year	1447		447		448	
ii) becoming due and payable after more than one year	1449		449		450	
2. Amounts owed to credit institutions	1355		355		356	
a) becoming due and payable within one year	1357		357		358	
b) becoming due and payable after more than one year	1359		359		360	

RCSL Nr. : B185761		Matricule : 20142205670			
	Reference(s)		Current year		Previous year
3. Payments received on account of orders in so far as they are not shown separately as deductions from stocks	1361	361		362	
a) becoming due and payable within one year	1363	363		364	
b) becoming due and payable after more than one year	1365	365		366	
4. Trade creditors	1367 7.1	367	469,263.03	368	411,062.10
a) becoming due and payable within one year	1369 7.1.1	369	469,263.03	370	411,062.10
b) becoming due and payable after more than one year	1371	371		372	
5. Bills of exchange payable	1373	373		374	
a) becoming due and payable within one year	1375	375		376	
b) becoming due and payable after more than one year	1377	377		378	
6. Amounts owed to affiliated undertakings	1379 7.2	379	19,001,838.94	380	16,414,116.96
a) becoming due and payable within one year	1381 7.2.1	381	19,001,838.94	382	16,414,116.96
b) becoming due and payable after more than one year	1383	383		384	
7. Amounts owed to undertakings with which the undertaking is linked by virtue of participating interests	1385	385		386	
a) becoming due and payable within one year	1387	387		388	
b) becoming due and payable after more than one year	1389	389		390	
8. Other creditors	1451 7.3	451	1,262,028.33	452	947,517.04
a) Tax authorities	1393 7.3.1	393	1,262,028.33	394	947,517.04
b) Social security authorities	1395	395		396	
c) Other creditors	1397	397		398	
i) becoming due and payable within one year	1399	399		400	
ii) becoming due and payable after more than one year	1401	401		402	
D. Deferred income	1403	403		404	
TOTAL (CAPITAL, RESERVES AND LIABILITIES)		405	517,828,379.70	406	516,236,852.03

Annual Accounts Helpdesk :

Tel. : (+352) 247 88 494
Email :
centralebilans@statec.etat.lu

RCSL Nr. : B185761 | Matricule : 20142205670

PROFIT AND LOSS ACCOUNT

Financial year from 01 01/01/2020 **to** 02 31/12/2020 *(in* 03 EUR*)*

Atento S.A.
1 Rue Hildegard von Bingen
L-1282 Luxembourg

PROFIT AND LOSS ACCOUNT

		Reference(s)		Current year		Previous year
1. Net turnover	1701		701		702	
2. Variation in stocks of finished goods and in work in progress	1703		703		704	
3. Work performed by the undertaking for its own purposes and capitalised	1705		705		706	
4. Other operating income	1713	2.2.8,8	713	5,185,976.38	714	6,181,190.60
5. Raw materials and consumables and other external expenses	1671	9	671	-1,433,642.08	672	-1,637,414.08
a) Raw materials and consumables	1601		601		602	
b) Other external expenses	1603	9.1	603	-1,433,642.08	604	-1,637,414.08
6. Staff costs	1605	10	605		606	
a) Wages and salaries	1607		607		608	
b) Social security costs	1609		609		610	
i) relating to pensions	1653		653		654	
ii) other social security costs	1655		655		656	
c) Other staff costs	1613		613		614	
7. Value adjustments	1657		657		658	
a) in respect of formation expenses and of tangible and intangible fixed assets	1659		659		660	
b) in respect of current assets	1661		661		662	
8. Other operating expenses	1621	11	621	-416,093.72	622	-336,842.59

RCSL Nr. : B185761		Matricule : 20142205670			
	Reference(s)		Current year		Previous year
9. Income from participating interests	1715	715		716	
a) derived from affiliated undertakings	1717	717		718	
b) other income from participating interests	1719	719		720	
10. Income from other investments and loans forming part of the fixed assets	1721	721		722	
a) derived from affiliated undertakings	1723	723		724	
b) other income not included under a)	1725	725		726	
11. Other interest receivable and similar income	1727 12	727	150,614.99	728	162,543.30
a) derived from affiliated undertakings	1729 12.1	729	91,602.74	730	78,499.96
b) other interest and similar income	1731 12.2	731	59,012.25	732	84,043.34
12. Share of profit or loss of undertakings accounted for under the equity method	1663	663		664	
13. Value adjustments in respect of financial assets and of investments held as current assets	1665 13	665	2,883,616.33	666	-2,883,616.33
14. Interest payable and similar expenses	1627 14	627	-7,700,336.64	628	-283,504.43
a) concerning affiliated undertakings	1629 14.1	629	-29,835.32	630	-167,836.52
b) other interest and similar expenses	1631 14.2	631	-7,670,501.32	632	-115,667.91
15. Tax on profit or loss	1635 15	635	-34,226.79	636	-120,250.95
16. Profit or loss after taxation	1667	667	-1,364,091.53	668	1,082,105.52
17. Other taxes not shown under items 1 to 16	1637 16	637	-4,815.00	638	-10,790.00
18. Profit or loss for the financial year	1669	669	-1,368,906.53	670	1,071,315.52

1. General information

Atento S.A. (hereafter the "**Company**") was incorporated on March 5, 2014 and is organised under the laws of Luxembourg as a Société Anonyme for an unlimited period.

The registered office of the Company is established at 1 Rue Hildegard von Bingen, L-1282 Luxembourg.

The Company's financial year starts on January 1 and ends on December 31 of each year.

The purpose of the Company is the holding of participations in any form whatsoever in Luxembourg and foreign companies and in any other form of investment, the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of securities of any kind and the administration, management, control and development of its portfolio.

The Company may further guarantee, grant security, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or right of any kind or which form part of the same group of companies as the Company.

The Company may raise funds especially through borrowing in any form or by issuing any kind of notes, securities or debt instruments, bonds and debentures and generally issue any debt, equity and/or hybrid or other securities of any type in accordance with Luxembourg law.

The Company may carry out any commercial, industrial, financial, real estate or intellectual property or other activities which it considers useful for the accomplishment of these purposes.

The Company is listed under "ATTO" on the New-York Stock Exchange since October 2, 2014.

On July 28, 2020, the Company proceeded to a reverse share split (the "**RSS**") (Refer to note 6.1).

On June 22, 2020, and September 29, 2020, in accordance with Article 1690 of the Luxembourg Civil Code and Article 430-4 of the law of 10 August 1915 on commercial companies, as amended, the Company was informed by notices of transfer of shares that its former main shareholder transferred the majority of its ownership held in the Company to new shareholders.

The Company also prepares consolidated accounts, which are subject to publication as prescribed by the Luxembourg law.

The Grand-Ducal Regulation of September 12, 2019 determining the content of the standard chart of accounts as per Article 12 of the Commercial code revised the Luxembourg Standard Chart of Accounts ("**SCA**") dated June 10, 2009. This new SCA applies to year beginning on or after January 1, 2020 to be filed with the Register of Commerce and Companies from 2021 onwards. As a result, this new SCA has been transposed in these annual accounts for year-end 2020. However, certain figures for the previous year ended have not been reclassified and the comparability with the figures cannot be ensured with this year ended.

2. Summary of significant accounting policies and valuation methods

2.1. General principles

The annual accounts are prepared in conformity with the Luxembourg legal and regulatory requirements and according to generally accepted accounting principles applicable in Luxembourg under the historical cost convention. The accounting policies and valuation principles are, apart from those enforced by the law, determined and implemented by the Management.

The preparation of annual accounts requires the use of certain critical accounting estimates. It also requires the Management to exercise its judgement in the process of applying the accounting policies. Changes in assumptions may have a significant impact on the annual accounts in the period in which the assumptions changed. The Management believes that the underlying assumptions are appropriate and that the annual accounts therefore present the financial position and results fairly.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The presentation of the annual accounts has been modified when compared to the presentation used in respect of the financial year ended 31 December 2019. As a consequence and in order to ensure adequate comparability across both financial years, certain comparative figures in respect of the financial year ended 31 December 2019 have been reclassified.

2.2. Significant accounting and valuation policies

The significant accounting and valuation policies of the Company can be summarised as follows:

2.2.1. Formation expenses

The formation expenses are fully amortised during the year in which they are incurred.

2.2.2. Financial assets

Financial assets such as shares in affiliated undertakings, participating interests, loans to these undertakings, investments held as fixed assets and other loans are valued at their nominal value.

If the Management determines that a durable impairment has occurred in the value of a financial asset, a value adjustment is made in order to reflect that loss. These value adjustments are not continued if the reasons for which they were made have ceased to apply.

2.2.3. Debtors

Debtors are recorded at their nominal value. A value adjustment is made when their recovery is partly or completely in doubt. These value adjustments are not continued if the reasons for which they were made have ceased to apply.

2.2.4. Foreign currency translation

The Company maintains its books and records in EUR.

All transactions expressed in currency other than EUR are translated into EUR at the exchange rate prevailing at the date of the transaction.

The formation expenses, the fixed assets and own shares expressed in another currency than EUR are translated in EUR at the exchange rate prevailing at the date of their acquisition. At the balance sheet date, these fixed assets are maintained at their historical exchange rate.

Cash is translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses resulting from this conversion are accounted for in the profit and loss account for the year.

Other assets and liabilities are translated separately respectively at the lower (assets) or at the higher (liabilities) of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. The unrealised exchange losses are recorded in the profit and loss account. The realised exchange gains and losses are recorded in the profit and loss account at the moment of their realisation.

In the case there is an economic link between an asset and a liability, they are translated in total and only the unrealised net exchange losses are accounted for in the profit and loss account.

2.2.5. Prepayments

This item includes charges incurred during the financial year but attributable to a subsequent financial year.

2.2.6. Creditors

Creditors are recorded at their repayment value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt.

2.2.6.1. Other creditors - Tax

This item includes the tax liability estimated by the Company for the financial years for which the Company has not been assessed yet. The advance payments are disclosed in the assets of the balance sheet under "**Other debtors**".

2.2.7. Own shares

Own shares are initially measured at acquisition cost and recognized as an asset with a corresponding non-distributable reserve created from share premium. Own shares are subsequently remeasured at the lower of cost or market value using the FIFO (First In First Out) method.

They are subject to value adjustments where their recovery is compromised. These value adjustments are reversed when the reasons for which the value adjustments were made have ceased to apply.

2.2.8. Share-based payments

Awards made under the Group's Long-term Incentive Plans, in the form of equity-settled share-based payments, are satisfied by the Company on behalf of its affiliated undertakings.

3. Financial assets

3.1. Shares in affiliated undertakings

The shares in affiliated undertakings are as follows:

Name of the company	Registered office	Percentage of ownership	Closing date of last financial period	Shareholders equity (EUR)	Results of last financial period (EUR)	Net Investment amount 31.12.2020 (EUR)	Net Investment amount 31.12.2019 (EUR)
Atalaya Luxco Midco S.à.r.l.	1 rue Hildegard von Bingen, L-1282 Luxembourg	100.00%	31/12/2020	564,005,978.52	(1,032,678.02)	495,744,107.59	495,744,107.59

The figures mentioned in the Shareholders' equity and the Results of the last financial period are based on the last annual accounts available.

The Management considered the valuation of the subsidiary based on the latest evolution of the Covid-19 and information available and that no value adjustment is required on that financial asset in the accounts of the Company.

4. Debtors

4.1. Amounts owed by affiliated undertakings

4.1.1. becoming due and payable within one year

The short-term loan can be summarized in the following table :

Nature	Subscriber	Maturity date	Interest Rate	Carrying Value 31.12.2019 (EUR)	Capitalisation / (Reimbursement) (EUR)	Carrying Value 31.12.2020 (EUR)	Interest income 31.12.2020 (EUR)	Accrued interests 31.12.2020 (EUR)
Intercompany loan 1	Atento Luxco 1 S.A.	31/12/2021	7,85%	1,000,000.00	0.00	1,000,000.00	78,726.03	271,857.47

4.1.1. becoming due and payable within one year (cont.)

On July 17, 2017, the Company entered in an intercompany loan agreement as lender with Atento Luxco 1 S.A. as borrower for an amount of EUR 1,000,000.00 (the "**Intercompany Loan 1**"). The Intercompany Loan 1 shall have a final repayment date of December 31, 2021 and shall bear a yield of 7.85% per annum.

As at December 31, 2020, the nominal value and the accrued interest amount to EUR 1,000,000.00 and EUR 271,857.47, respectively (2019: EUR 1,000,000.00 and EUR 193,131.44, respectively).

The interest income on the Intercompany Loan 1 for the financial year amounts to EUR 78,726.03 (2019: EUR 78,499.96).

In the opinion of the Management, no permanent decrease in value occurred and therefore, no value adjustment was estimated necessary as at December 31, 2020 on loans to affiliated undertakings.

This item is also composed of:

- head office costs recharged and to be recharged to affiliated undertakings for a total amount of EUR 2,803,493.84 (2019: EUR 1,414,261.54);
- advances with affiliated undertakings for a total amount of EUR 338,590.83 (2019: EUR 345,738.35);
- invoices unpaid in relation with the Stock option plan for a total amount of EUR 170,771.00 (2019: EUR 170,771.00); and
- invoices to be issued and issued to affiliated undertakings in relation to the vesting of the stock-based compensation plan for EUR 3,967,430.48 (2019: EUR 2,568,464.49).

4.2. Other debtors

4.2.1. becoming due and payable within one year

This item is mainly composed of:

- VAT recoverable for a total amount of EUR 935,114.69 (2019: EUR 778,469.23); and
- advance in relation with the share buyback program of the Company for a total amount of EUR 652,128.07 (2019: EUR 62,499.56).

5. Investments

5.1. Own shares

Gross book value 31.12.2019 (EUR)	Additions for the year (EUR)	Disposals for the year (EUR)	Gross book value 31.12.2020 (EUR)	Accumulated value adjustment 31.12.2019 (EUR)	Value adjustment 31.12.2020 (EUR)	Accumulated value adjustment 31.12.2020 (EUR)	Net book value 31.12.2019	Net book value 31.12.2020
17,064,827.08	1,142,476.38	(7,511,134.29)	10,696,169.17	2,883,616.33	(2,883,616.33)	0.00	14,181,210.75	10,696,169.17

In 2019, as part of a share buyback program the Company bought back a total of 4,425,499 ordinary shares for a total amount of EUR 9,977,560.41 (equivalent to USD 11,141,278.01).

On January 2, 2020, as a result of the fourth vesting of the stock-based compensation plan, the Company granted a total of 1,305,065 ordinary shares for which the cost amounted to EUR 7,511,134.29 (equivalent to USD 8,686,617.19).

During the financial year 2020 as part of a share buyback program, the Company bought back 544,484 ordinary shares before the RSS for a total amount of EUR 598,734.18 (equivalent to USD 677,431.00) and 61,429 ordinary shares after the RSS for a total amount of EUR 543,742.20 (equivalent to USD 650,080.57) (2019: 4,425,499 ordinary shares for a total amount of EUR 9,977,560.41 (equivalent to USD 11,141,278.01)).

As at December 31, 2020, the Company owns a total of 4,771,076 ordinary shares bought before the RSS (converted to a round amount 949,073.03 shares after the RSS) for a total amount of EUR 10,152,426.97 (equivalent to USD 11,339,060.40) and 61,429 ordinary shares after the RSS for a total amount of EUR 543,742.20 (equivalent to USD 650,080.57).

The Management considered the valuation of the own shares and decided to reverse the value adjustment on own shares recorded in 2019 for an amount of (EUR 2,883,616.33) (equivalent to (USD 3,329,454.59)) (2019: EUR 2,883,616.33 (equivalent to USD 3,329,454.59)).

As at December 31, 2020, the Company held a total of 1,010,502 own shares for a net book value of EUR 10,696,169.17 (equivalent to USD 12,079,140.97) (2019: EUR 14,181,210.75 (equivalent to USD 16,108,792.00).

The company also decreased its reserve for own shares to an amount of EUR 10,696,169.17 (equivalent to USD 12,079,140.97) (2019: EUR 14,181,210.75 (equivalent to USD 16,108,792.00)) (Refer to note 6.4).

6. Capital and reserves

6.1. Subscribed capital

As at January 1, 2020, the subscribed capital, amounting to EUR 33,978.85, is represented by 75,406,357 shares without nominal value.

On July 28, 2020, pursuant to a decision of the extraordinary general meeting of the shareholders of the Company, the shareholders approved the conversion of the 75,406,357 ordinary shares without nominal value representing the entire share capital of the Company into 15,000,000 ordinary shares without nominal value.

As at December 31, 2020, the subscribed capital, amounting to EUR 33,978.85, is represented by 15,000,000 shares without nominal value.

The authorised capital, excluding the issued share capital, is set at EUR 999,997,023.15.

6.2. Share premium account

As at January 1, 2020, a share premium was amounting to EUR 476,388,342.84.

During the financial year 2020, the Company released from the non distributable reserve a net amount of EUR 3,485,041.58 to the share premium account, as described in note 6.4.

As at December 31, 2020, there is a share premium for a total amount of EUR 479,873,384.42.

6.3. Legal reserve

On July 28, 2020, following the annual general meeting of shareholders of the Company, the shareholders resolved to allocate the amount of EUR 67.47 to the legal reserve out of the profit of EUR 1,071,315.52 and to carry forward the remaining amount of the profit to the next financial year.

In accordance with Luxembourg company law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve reaches 10% of the issued share capital. The legal reserve is not available for distribution to the shareholders.

6.4. Reserve for own shares

As at January 1, 2020 the reserve for own shares amounted to EUR 14,181,210.75 (equivalent to USD 16,108,792.00).

In accordance with Luxembourg company law, the Company increased its non-distributable reserve "Reserve for own shares or own corporate units" following the acquisition of own shares as part of a share buyback program during the financial year for a total amount of EUR 1,142,476.38 (equivalent to USD 1,327,511.57) (2019: EUR 9,977,560.41 (equivalent to USD 11,141,278.01)), decreased this non-distributable reserve following the fourth vesting of the stock-based compensation plan for a total amount of EUR 7,511,134.29 (equivalent to USD 8,686,617.19) (2019: EUR 0.00 (equivalent to USD 0.00)).

The non-distributable reserve has also been aligned with the value of the own shares asset following the reversal of the value adjustment for an amount of EUR 2,883,616.33 (USD 3,329,454.59).

As at December 31, 2020 the reserve for own shares amounts to EUR 10,696,169.17 (equivalent to USD 12,079,140.97) (2019: EUR 14,181,210.75 (equivalent to USD 16,108,792.00).

7. Creditors

7.1. Trade creditors

7.1.1. becoming due and payable within one year

This item is composed of:

- invoices payable for an amount of EUR 305,107.90 (2019: EUR 355,586.58); and
- accruals for audit, tax and administrative fees for a total amount of EUR 164,155.13 (2019: EUR 55,475.52).

7.2. Amounts owed to affiliated undertakings

7.2.1. becoming due and payable within one year

The short-term loans can be summarized in the following table:

Nature	Subscriber	Maturity date	Interest Rate	Carrying Value (original currency)	Carrying Value 31.12.2019 (EUR)	Capitalisation/ (Reimbursement) (EUR)	FX changes 31.12.2020 (EUR)	Carrying Value 31.12.2020 (EUR)	Capitalised interest 31.12.2020 (EUR)	Interest expenses 31.12.2020 (EUR)	Accrued interests 31.12.2020 (EUR)
Intercompany loan 2	Atento Chile S.A.	03/02/2021[1]	3.00%	USD 5,040,322.58	4,450,774.43	0.00	(166,754.73)	4,284,019.70	0.00	135,342.02	410,680.36
Intercompany loan 3	Atento Spain Holdco S.L.U.	31/12/2021	1.40%	USD 3,000,000.00	2,670,464.66	0.00	(15,832.32)	2,654,632.34	0.00	36,946.72	55,928.41
Total					**7,121,239.09**	**0.00**	**(182,587.05)**	**6,938,652.04**	**0.00**	**172,288.74**	**466,608.77**

[1] The maturity date of the Intercompany loan 2 has been extended until February 03, 2022.

7.2.1. becoming due and payable within one year (cont.)

* On November 20, 2017, the Company entered in a short-term intercompany loan agreement as borrower with Atento Chile S.A. as lender for an amount of EUR 4,244,121.89 (equivalent to USD 5,000,000.00) (the "**Intercompany Loan 2**"). The Intercompany Loan 2 shall have a final repayment date on February 03, 2021 and shall bear a yield of 3.00% per annum.

The issuance of this Intercompany Loan 2 was subject to a withholding tax for an amount of USD 40,322.58 (the "**IL2WHT**"). The IL2WHT will be repaid by the Company to Atento Chile S.A. and is to be considered as part of the nominal value to determine the interest payable.

As at December 31, 2020, the nominal value and the accrued interest amount to EUR 4,284,019.70 and EUR 410,680.36, respectively (2019: EUR 4,450,774.43 and EUR 282,410.78, respectively).

The interest expenses on the Intercompany Loan 2 for the financial year amounts to EUR 135,342.02 (2019: EUR 148,854.83).

* On July 2, 2019, the Company entered in an intercompany loan agreement as borrower with Atento B.V. as lender for an amount of EUR 2,654,632.34 (equivalent to USD 3,000,000.00) (the "**Intercompany Loan 3**"). The Intercompany Loan 3 shall have a final repayment date on December 31, 2021 and shall bear a yield of 1.40% per annum.

As at December 31, 2020, the nominal value and the accrued interest amount to EUR 2,654,632.34 and EUR 55,928.41 (2019: EUR 2,670,464.66 and EUR 18,891.69, respectively).

The interest expenses on the Intercompany Loan 3 for the financial year amounts to EUR 36,946.72 (2019: EUR 18,891.69).

This item is also composed of:

- unpaid interim dividends for an amount of EUR 1,790.53 (2019: EUR 1,790.53);
- invoices received from affiliated undertakings for fees in relation to the initial public offering by the Company of certain of its shares for a total amount of EUR 2,648,787.03 (2019: EUR 2,629,025.41);
- payables towards affiliated undertakings related to the share buyback program and invoices paid on behalf of the Company for the total amount of EUR 7,538,943.75 (2019: EUR 4,187,309.05); and
- payables towards affiliated undertakings in relation to the vesting of the stock-based compensation plan for a total amount of EUR 1,407,056.82 (2019: EUR 311,379.34) (Refer to note 4.1.1).

7.3. Other creditors

7.3.1. Tax authorities

This item is composed VAT payable for a total amount of EUR 1,262,028.33 (2019: EUR 941,880.13).

8. Other operating income

This item is composed of:

- vesting of the stock-based compensation plan recharged to affiliated undertakings for an amount of EUR 3,356,479.69 (2019: EUR 5,766,562.38) (Refer to note 4.1.1); and
- head office costs recharged and to be recharged to affiliated undertakings for an amount of EUR 1,829,496.69 (2019: EUR 293,790.43).

9. Raw materials and consumables and other external expenses

9.1. Other external expenses

This item is composed of:

- legal fees for a total amount of EUR 341,714.91 (2019: EUR 99,898.65);
- recurring accountant fees for a total amount of EUR 250,763.07 (2019: EUR 97,717.84);
- audit fees for a total amount of EUR 161,707.91 (2019: (EUR 137,736.90));
- fiscal fees for a total amount of EUR 27,186.03 (2019: EUR 39,783.03); and
- other fees for a total amount of EUR 652,270.16 (2019: EUR 1,537,751.46).

10. Staff

The Company has not had any employees during the financial year ended December 31, 2020, 2019.

11. Other operating expenses

This item is mainly composed of:

- director fees for a total amount of EUR 290,446.38 (2019: EUR 313,177.86); and
- non-deductible VAT for a total amount of EUR 125,579.23 (2019: EUR 23,574.64).

12. Other interest receivable and similar income

12.1. derived from affiliated undertakings

This item is composed of:

- interest income on Intercompany Loan 1 for an amount of EUR 78,726.03 (2019: EUR 78,499.99) (Refer to note 4.1.1); and
- realized foreign exchange gains with affiliated undertakings for a total amount of EUR 12,876.71 (2019: EUR 3,729.29).

12.2. other interest and similar income

This item is composed of foreign realized exchange gains with third parties for a total amount of EUR 59,012.25.

13. Value adjustments in respect of financial assets and of investments held as current assets

The Company recorded a reversal of the value adjustment on the own shares for an amount of (EUR 2,883,616.33) (2019: EUR 2,883,616.33) (Refer to note 5.1)

14. Interest payable and similar expenses

14.1. concerning affiliated undertakings

This item is composed of:

- interest expenses on intercompany loans from affiliated undertakings for a total amount of EUR 172,288.74 (2019: EUR 167,836.52) (Refer to note 7.2.1); and
- reversal on foreign exchange losses with affiliated undertakings for a total amount of (EUR 142,453.42) (2019: EUR 60.099.72).

14.2. other interest and similar expenses

This item is composed of:

- foreign exchange losses for a total amount of EUR 159,367.03 (2019: EUR 56,612.09); and
- loss on disposal of own shares in relation to the fourth vesting for an amount of EUR 7,511,134.29 (equivalent to USD 5,255,451.66).

15. Tax on profit or loss

This item is composed of withholding tax in relation with the Intercompany Loan 2 for an amount of EUR 34,226.79 (2019: EUR 120,250.95).

16. Tax status

The Company is subject in Luxembourg to the applicable general tax regulations.

This item is composed of net wealth tax for the financial years 2020 for a total amount of EUR 4,815.00 (2019: EUR 10,790.00).

17. Compensations granted to the Management

The Company has not granted any compensations to the Management for the financial year ended December 31, 2020 except for the fourth vesting of the stock-based compensation plan.

The fourth vesting of the stock-based compensation plan is composed of a time restricted stock unit plan (the "**TRSU Plan**") vested in January 2, 2020 for a total number of 1,305,065 shares delivered (2019: 1,497,301 shares delivered).

18. Off-balance sheet commitments and contingencies

During 2015, the Company launched a stock-based compensation plan for the employees of Atento group. The fourth vesting occurred on January 2, 2020.

During 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees of the Group.

During 2020, Atento granted a new share-based payment arrangement to directors, officers and other employees of the Group. The Atento long term incentive plan 2020 is composed of:

- long term performance award based on the achievement of the average EBITDA margin for the 2020-2022 period. The related vesting date is August 3, 2023: and
- stock option plan allowing participants to purchase company shares at a fixed price after a vesting period and until the expiration of the exercise term. The grant date was August 3, 2020 and the related vesting dates are August 3, 2021, August 3, 2022 and August 3, 2023.

19. Subsequent events

During 2021, Atento granted a new share-based payment arrangement to directors, officers and other employees of the Group.

A fifth vesting of the stock-based compensation plan composed of a TRSU Plan was vested in January 4, 2021 for a total number of 149,154 shares delivered (2020: 1,305,065 shares delivered).

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